CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

82-4507

15 January 2009

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

[redacted]

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 1 December 2008 till 12 January 2009, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

Ng Chooi Peng
Senior Secretariat Manager

Encs

G:\Sec\ADR\Ltr to ADR.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Subscription of shares in Peace Base Investments Limited"	1 Dec 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Completion of the sale of shares in Ipjora Holdings Sdn Bhd and freehold commercial land in Malaysia"	1 Dec 2008	SGX-ST Listing Manual
News release by CapitaLand Limited - "CapitaLand to reduce executive staff salaries between 3% to 20%"	3 Dec 2008	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Acquisition of Wilkie Edge – Legal Completion"	3 Dec 2008	For Public Relations Purposes
Announcement by CapitaLand Limited - "Wilkie Edge - Legal Completion"	3 Dec 2008	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited by – "Payment of acquisition fee by way of issue of units in CapitaCommercial Trust"	12 Dec 2008	For Public Relations Purposes
Announcement by CapitaLand Limited - "Interest on S$1,000,000,000 2.95 per cent. Convertible Bonds due 2022"	15 Dec 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Increase in issued and paid-up share capital of CapitaRetail China Trust Management Limited"	16 Dec 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Sale of 50% stake in Caike Property (Shanghai) Co., Ltd."	17 Dec 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Cessation as Chief Corporate Officer"	17 Dec 2008	SGX-ST Listing Manual
Announcement by Australand – "Australand announces final distribution and confirms operating profit guidance"	18 Dec 2008	For Public Relations Purposes
Announcement by CapitaLand Limited - "Completion of sale of the entire stake in Morimoto Asset Management Co., Ltd."	19 Dec 2008	SGX-ST Listing Manual
Announcement and news release by CapitaLand Limited – "(1) Resignation of Deputy Chairman and Director; (2) Appointment of Deputy Chairman; and (3) Changes in the composition of Finance and Budget Committee, Investment Committee, Executive Resource and Compensation Committee and Nominating Committee"	23 Dec 2008	SGX-ST Listing Manual and For Public Relations Purposes
Announcement by CapitaLand Limited - "Increase in issued and paid-up share capital of CapitaLand Retail Limited"	24 Dec 2008	SGX-ST Listing Manual
Announcement by CapitaMall Trust Management Limited – "Reply to query regarding trading activity"	30 Dec 2008	SGX-ST Listing Manual

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited - "Completion of sale of shares in Ming Zhu Investments (BVI) Limited"	30 Dec 2008	SGX-ST Listing Manual
News release by CapitaCommercial Trust Management Limited - "CCT secures refinancing for S$580 million CMBS due March 2009"	6 Jan 2009	For Public Relations Purposes
Announcement by CapitaLand Limited - "Clarification on media and analyst queries"	7 Jan 2009	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Increase in registered capital of Raffles City (Hangzhou) Real Estate Development Co., Ltd."	12 Jan 2009	SGX-ST Listing Manual

G:\Sec\ADR\2008\Dec 08 & Jan 09.doc

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SUBSCRIPTION OF SHARES IN PEACE BASE INVESTMENTS LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand LF (Cayman) Holdings Co., Ltd. ("CapitaLand LF"), its indirect 44.44% owned associated company, CapitaLand AIF Limited ("CapitaLand AIF"), and a party unrelated to CapitaLand (the "3rd Party") have today signed an agreement pursuant to which Capitaland LF, CapitaLand AIF and the 3rd Party will nominate a company (the "Nominated Company") to collectively subscribe for 730 new preferred shares of US$1 each (the "Subscription"), representing 73.00% stake in the enlarged issued and paid-up share capital of Peace Base Investments Limited ("Peace Base"). The remaining stake of 27.00% in Peace Base will be held indirectly by Heng Yue Holdings Limited ("Heng Yue"), the existing ultimate holding company of Peace Base and a party unrelated to CapitaLand.

Peace Base is a company incorporated in the British Virgin Islands and has an existing issued and paid-up capital of US$1. Its indirect sole asset is a site slated for mixed development in Nanshan district, Shenzhen, People's Republic of China (the "Asset").

The consideration (the "Consideration") for CapitaLand's subscription is for CapitaLand LF and CapitaLand AIF to exchange their entire holdings of bonds of an aggregate principal amount of RMB1,125 million (approximately S$249 million) issued by Heng Yue. The Consideration was arrived at on a willing-buyer willing-seller basis, based on, *inter alia*, the revalued net asset value of Peace Base, taking into account the Asset, of approximately RMB1,800 million (approximately S$398 million) in its management accounts as of 30 September 2008.

The completion of the above transactions is subject to the fulfilment of conditions precedent and is expected to take place by 31 December 2008 (the "Completion").

Upon Completion, CapitaLand LF, CapitaLand AIF and the 3rd Party will each hold 68.75%, 25.00% and 6.25% respectively, in the Nominated Company. CapitaLand LF and CapitaLand AIF will in turn have an indirect stake of 50.19% stake and 18.25% stake respectively, in Peace Base. Effectively, CapitaLand will have an interest of 58.30% in Peace Base. Accordingly, Peace Base will become an indirect subsidiary of CapitaLand.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Low Sai Choy
Company Secretary
1 December 2008

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

COMPLETION OF THE SALE OF SHARES IN IPJORA HOLDINGS SDN BHD AND FREEHOLD COMMERCIAL LAND IN MALAYSIA

Further to its announcement made on 3 June 2008, CapitaLand Limited ("CapitaLand") wishes to announce that:

(1) its indirect wholly-owned subsidiary, Ipjora (S) Pte Ltd has completed the sale of its entire 60% stake in Ipjora Holdings Sdn Bhd ("IHSB"); and

(2) its indirect 30% owned associated company, Wisma Matex Sdn Bhd has completed the sale of three pieces of freehold commercial land measuring approximately 6,026 square metres in total, located in Bandar Johor Bahru and District of Johor Bahru, Malaysia.

Following the above completion, IHSB has ceased to be an indirect subsidiary of CapitaLand.

By Order of the Board

Low Sai Choy
Company Secretary
1 December 2008

CapitaLand

For Immediate Release
3 December 2008

NEWS RELEASE

CapitaLand to reduce executive staff salaries between 3% to 20%

Group CEO to take maximum salary reduction of 20%
Steps up training and staff development

Singapore, 3 December 2008 – CapitaLand today announced a company-wide salary reduction exercise as part of total cost management measures in light of the deteriorating global financial and economic uncertainties. The salary reduction exercise will affect primarily management and executive level employees, with the reduction ranging from 3% to 20%. There will be no pay cut for non-executive staff. Mr Liew Mun Leong, President and CEO of CapitaLand Group, will bear the maximum salary reduction of 20% while junior executives will have their pay reduced by 3%. The reduction will take effect in January 2009.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said, "Management was unanimous in its decision to carry out a salary reduction exercise. We felt that the proactive measures demonstrate the Group's disciplined capital management and prudence during these global financial and economic uncertainties. The staff understand that in bad times it is necessary to preserve jobs, conserve cash and strengthen the Group's competitive position to benefit from future growth opportunities. I personally shared the decision with staff during our regular staff communication session, held a week ago, and the general feedback from staff is that it is better to keep our respective jobs and together ride out the present difficult situation."

The salary reduction exercise is one of several proactive measures taken by the CapitaLand Group. In the last crisis from 2001 to 2003, CapitaLand had also implemented a salary freeze for management and staff, and management subsequently took a significant pay cut when the recessionary environment persisted. As in the past crises, there will be no retrenchment of staff, but it will continue to train its staff and review its business operations to strengthen the Group for future growth opportunities.

These measures are applicable to all our operations, including overseas operations where the proactive initiatives are appropriate within the local context. Management and staff across the Group will take all possible action to reduce discretionary spending, maximise value engineering in all our projects, coordinate business travel and increase usage of existing resources. They will continue to actively make efficient use of

resources to reduce wastage, reuse resources and promote opportunities to recycle waste.

For training and staff development, CapitaLand will intensify activities in these areas by working closely with its respective unions and the Ministry of Manpower. CapitaLand will tap into the Ministry's newly launched Skills Programme for Upgrading and Resilience (SPUR) which provides clear training pathways for higher skills and career progression. The programme is a national response to help Singaporeans cope with manpower challenges as Singapore enters a period of slower economic growth and to build stronger manpower capabilities for the economic recovery. In addition, it will work closely with the Singapore Workforce Development Agency on its Workforce Skills Qualification (WSQ) training courses. As done in previous crises, by investing in staff training programmes, CapitaLand and its employees will be better prepared for the good times when the economic situation improves. CapitaLand's own training institutes – CapitaLand Institute of Management and Business (CLIMB) and Ascott Centre for Excellence (ACE) – will also be actively pursuing specialist training courses for employees.

Issued by: CapitaLand Limited (Co. Regn.: 198900036N)
Date: 3 December 2008

For more information, please contact:

Analyst	Media
Harold Woo	Basskaran Nair
SVP, Investor Relations	SVP, Corporate Marketing and Communications
Tel: +65 68233 210	Tel: +65 68233 554
Email: harold.woo@capitaland.com	Email: basskaran.nair@capitaland.com

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	03-Dec-2008 07:35:43
Announcement No.	00011

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Wilkie Edge - Legal Completion
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, had on 3 December 2008 issued an announcement on the above matter, as attached for information. In addition, CapitaLand Limited ("CapitaLand") wishes to announce that Citadines Singapore Mount Sophia Pte. Ltd. ("CSMS") (previously known as Ascott Scotts Pte. Ltd.) which is to be issued a registrable long-term lease of the serviced residence component of the mixed-use development at "Wilkie Edge", has taken possession of the serviced residence premises in accordance with an agreement for lease entered into by CSMS with CapitaLand Selegie Private Limited (an indirect wholly-owned subsidiary of CapitaLand) and HSBC Institutional Trust Services (Singapore) Limited as trustee of CapitaCommercial Trust ("CCT"). Details of this agreement were contained in an announcement by The Ascott Group Limited ("Ascott") on 29 August 2007. CSMS and Ascott are indirect wholly-owned subsidiaries of CapitaLand since 28 April 2008. CapitaLand has a 31.02% interest in the units of CCT.
Attachments	CCT.WilkieEdge.completion.pdf Total size = **36K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 6 February 2004 (as amended))

ACQUISITION OF WILKIE EDGE -
LEGAL COMPLETION

CapitaCommercial Trust Management Limited (the "**Manager**") as manager of CapitaCommercial Trust ("**CCT**"), refers to its announcements dated 20 July 2007, 29 August 2007 and 23 November 2007 on the acquisition (the "**Acquisition**") of a mixed-use development known as "Wilkie Edge" at No. 8 Wilkie Road Singapore 228095 (the "**Property**") by CCT's trustee, HSBC Institutional Trust Services (Singapore) Limited (the "**Trustee**").

The Manager is pleased to announce that the Acquisition was completed on 2 December 2008. The total purchase consideration of the Property (excluding the Serviced Apartments (defined below)) of S$182.7 million was paid by the Trustee in accordance with the terms of sale and purchase agreement relating to the Acquisition. This includes S$14.6 million (8% of the purchase consideration) to be held by the Trustee's solicitors as stakeholders pending the issue of the certificate of statutory completion for the Property.

Pursuant to the Agreement for Lease between the vendor, CapitaLand Selegie Private Limited ("**CSPL**"), the Trustee and Citadines Singapore Mount Sophia Pte. Ltd. ("**Citadines**"), Citadines will take a lease of the serviced apartments component (the "**Serviced Apartments**") of the Property. CSPL has applied for strata subdivision of the Serviced Apartments. Upon issuance of the strata certificate of title for the Serviced Apartments, the Trustee will issue a registrable lease of the Serviced Apartments to Citadines. Citadines is an indirect wholly-owned subsidiary of The Ascott Group Limited and was formerly Ascott Scotts Pte. Ltd. When the lease to the Serviced Apartments is issued, Citadines shall pay the balance lease consideration for the Serviced Apartments to CSPL.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore

3 December 2008

Important Notice

The value of units in CCT ("Units") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CCT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	12-Dec-2008 18:13:13
Announcement No.	00106

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Payment of acquisition fee by way of issue of units in CapitaCommercial Trust"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CCT.WE.Acqn.Fee.12Dec08.pdf Total size = **23K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

PAYMENT OF ACQUISITION FEE BY WAY OF ISSUE OF UNITS IN CAPITACOMMERCIAL TRUST

The Manager of CCT wishes to announce that a total of 1,862,258 Units have been issued at an issue price of S$0.7358 per Unit to CCTML today. The issue price is based on the 10-day volume weighted average price as at 2 December 2008.

These Units were issued as payment of the Acquisition Fee of S$1.37 million for the acquisition of Wilkie Edge which was completed on 2 December 2008.

The manner of payment of the Acquisition Fee was disclosed in the CCT circular dated 5 November 2007 in connection with the Acquisition.

With this issue of 1,862,258 Units, CCTML holds an aggregate of 21,999,473 Units. The total number of Units in issue is increased by 0.13% to 1,397,239,150.

Definitions used in this announcement are set out below.

Definitions:

CCT	CapitaCommercial Trust
CCTML	CapitaCommercial Trust Management Limited, the manager of CCT (**"Manager"**)
Units	Units in CCT
Acquisition	Acquisition of a mixed-use development known as "Wilkie Edge" at No. 8 Wilkie Road Singapore 228095.
Acquisition Fee	The acquisition fee which the Manager is entitled to receive from CCT upon completion of the acquisition of Wilkie Edge, under Clause 15.2 of the Trust Deed dated 6 February 2004 constituting the Trust Deed (as amended, modified or supplemented thereto), being 0.75 per cent of S$182.7 million, the purchase consideration of Wilkie Edge.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
12 December 2008

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by the Company, as manager of CCT, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Trading Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INTEREST ON S$1,000,000,000 2.95 PER CENT. CONVERTIBLE BONDS DUE 2022

CapitaLand wishes to announce that the **Interest Payment** on the **Convertible Bonds** shall be made on 22 December 2008.

Under the terms and conditions of the **Convertible Bonds**, the **Convertible Bonds** bear interest at the rate of 2.95 per cent. per annum, payable semi-annually in arrear on 20 June and 20 December in each year, commencing 20 December 2007.

Each **Convertible Bond** will cease to bear interest, amongst other things, from and including the **Interest Payment Date** last preceding its conversion date.

Interest will be paid to the bondholder shown on the Register at the close of business on the 10th day before the due date for the payment of interest.

Payment will be made by transfer to the registered account of the bondholder or by Singapore dollar cheque drawn on a bank in Singapore mailed to the registered address of the bondholder, if the bondholder does not have a registered account.

Where payment is to be made by transfer to a registered account, payment instructions will be initiated on 22 December 2008.

Where payment is to be made by cheque, the cheque will be mailed on 22 December 2008 at the bondholder's own risk and, if mailed at the request of the bondholder other than by ordinary mail, at the bondholder's own expense.

Bondholders shall not be entitled to any interest or other payment for any delay in receiving the **Interest Payment**.

Note: Definitions in this announcement are listed on the next page.

Definitions:

CapitaLand	CapitaLand Limited
Convertible Bonds	S$1,000,000,000 principal amount of convertible bonds due 2022 convertible into new ordinary shares in the capital of CapitaLand
Interest Payment Date	20 June and 20 December in each year
Interest Payment	Third interest payment

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
15 December 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF CAPITARETAIL CHINA TRUST MANAGEMENT LIMITED

CapitaLand wishes to announce that the issued and paid-up share capital of **CRCTML** has increased from S$1,000,000 (comprising 1,000,000 ordinary shares) to S$4,250,000 (comprising 4,250,000 ordinary shares).

The increase is by an allotment and issue of 3,250,000 new ordinary shares for cash at S$1 per share to the existing shareholders of CRCTML which are indirect wholly-owned subsidiaries of **CapitaLand**.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

Definitions:

CapitaLand	CapitaLand Limited
CRCTML	CapitaRetail China Trust Management Limited, an indirect wholly-owned subsidiary of CapitaLand

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
16 December 2008

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SALE OF 50% STAKE IN CAIKE PROPERTY (SHANGHAI) CO., LTD.

CapitaLand wishes to announce the sale (the "**Sale**") by **Winterton** of its 50% stake in **Caike Property** to **CITIC Trust** for a cash consideration of RMB173.1 million (approximately S$38.2 million) (the "**Consideration**").

Caike Property owns the **Property** which is currently under construction.

The **Consideration** was arrived at on a willing-buyer willing-seller basis, taking into account, among other factors, the net tangible assets of the **Sale Stake** of RMB170.8 million (approximately S$37.7 million) based on the management accounts as of 30 November 2008.

Following the **Sale**, **CapitaLand**'s interest in **Caike Property** is reduced to 50%. Thus, **Caike Property** has ceased to be an indirect wholly-owned subsidiary and has become an indirect associated company of **CapitaLand**.

The **Sale** is not expected to have any material impact on the net tangible assets or earnings per share of **CapitaLand** Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of **CapitaLand** has any interest, direct or indirect, in the above transaction.

Definitions:

CapitaLand	CapitaLand Limited
Caike Property	Caike Property (Shanghai) Co., Ltd.
CITIC Trust	CITIC Trust Co. Ltd., a party unrelated to CapitaLand
Sale Stake	50% stake in Caike Property, representing registered capital of US$25 million (approximately S$37.7 million)
Property	23-storey office building known as RND Tower, located in Caohejing High-tech Park, Shanghai
Winterton	Winterton Investments Limited, an indirect wholly-owned subsidiary of CapitaLand

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
17 December 2008

RECEIVED

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2009 JAN 21 A 7:57

Announcement of Cessation as Chief_Corporate_Officer *
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	17-Dec-2008 18:47:06
Announcement No.	00087

>> Announcement Details
The details of the announcement start here ...

Name of person *	Tham Kui Seng
Age *	51
Is Effective Date of Cessation known? *	Yes
If yes, please provide the date *	01-01-2009
Detailed Reason(s) for cessation *	To pursue personal interest
Is there any difference of opinion on material matters between the person and the Board of directors? *	No
If yes, please elaborate *	NA
Is there any matter in relation to the cessation that needs to be brought to the attention of the shareholders of the listed issuer? *	No
If yes, please elaborate *	NA
Any other relevant information to be provided to shareholders of the listed issuer? *	No
If yes, please elaborate *	NA
Date of Appointment to current position *	01-09-2002
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.) *	Chief Corporate Officer
Role and responsibilities *	Oversee corporate services functions
Does the AC have a minimum of 3 members (taking into account this cessation)? *	Yes
Number of Independent Directors currently resident in Singapore (taking	7

into account this cessation) *	
Number of cessations of appointments specified in Listing Rule 704(7) over the past 12 months *	1

Shareholding * in the listed issuer and its subsidiaries *	463,202 CapitaLand's shares

Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	Nil

>> Other Directorships

Past (for the last 5 years) *	Shanghai Xin Rui Property Development Co., Ltd Shanghai Xin Wei Property Development Co., Ltd Shanghai Pudong Xinxiang Real Estate Development Co. Ltd CapitaLand China Residential Fund Ltd CRL Investment Pte Ltd Ausprop Holdings Limited Aust Holdings Ltd Austvale Holdings Ltd CapitaLand China Holdings Pte Ltd CRL (HK) Pte Ltd Hua Jian Holdings Pte Ltd Hua Sheng Holdings Pte Ltd Hua Yuan Holdings Pte Ltd Central Hill Limited Central Union Limited United Malayan Land Bhd TCC Capital Land Limited CapitaLand (China) Investment Co., Ltd Shanghai Xin Qing Property Development Co., Ltd Raffles Holdings Limited Australand Holdings Limited Australand Property Limited Australand Investments Limited Shanghai Xin Li Property Development Co., Ltd (liquidated) The Ascott Group Limited CapitaLand Residential Limited Ascott Serviced Residence (China) Fund
Present *	CapitaLand Residential Singapore Pte Ltd CapitaLand China Holdings Pte Ltd CapitaLand Industrial & Logistics Holdings Limited CapitaLand Financial Limited Alexandra Health Pte Ltd The Housing & Development Board E M Services Private Limited

Footnotes	NA

Attachments

Total size = **0**
(2048K size limit recommended)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	18-Dec-2008 17:13:12
Announcement No.	00033

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Australand - "Australand announces final distribution and confirms operating profit guidance"
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter, as attached for information.
Attachments	Australand.DividendDistribution.18Dec08.pdf Total size = **51K** (2048K size limit recommended)

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Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au

AUSTRALAND

ASX Announcement
ASX Code: ALZ

18 December 2008

AUSTRALAND ANNOUNCES FINAL DISTRIBUTION AND CONFIRMS OPERATING PROFIT GUIDANCE

Australand today announced its final distribution for the year ended 31 December 2008 would be 3 cents per stapled security, bringing total dividend/distributions for the year to 11 cents per stapled security.

The Record Date for determining entitlement to the distribution is Wednesday 31 December 2008, Australand Stapled Securities will be quoted ex distribution on 23 December 2008 and the distribution payment will be made on Friday 6 February 2009.

The estimated components of the 3 cent distribution are a 2.15 cent per unit distribution from Australand Property Trust, a 0.58 cent per unit distribution from Australand Property Trust No. 4 and a 0.27 cent per unit distribution from Australand Property Trust No. 5. There will be no dividend payable by Australand Holdings Limited in line with the revised Dividend/Distribution Policy announced on 28 July 2008.

Australand's Dividend/Distribution Reinvestment Plan will continue to be suspended for the final distribution.

Australand also announced that it expected its Operating Profit after tax for the year ended 31 December 2008 would be in the range of $170 million to $174 million in line with previous guidance. Operating Profit after tax excludes the write down of development assets and unrealised gains/losses arising from investment property revaluations.

Australand also announced that it did not anticipate any further write down of its development assets as at 31 December 2008 in addition to the $35 million (after tax) write down taken at 30 June 2008. Australand further indicated that upon the revaluation of its investment property portfolio (which is yet to be completed and reviewed by Directors) it was likely that an unrealised loss of approximately $100 million in the portfolio's valuation would be recorded at 31 December 2008.

The announcement of Australand's financial results for the year ending 31 December 2008 will be made on Wednesday 4 February 2009.

For Investor and Media Enquiries contact:

Rob Morton
Investor Relations Manager
Tel: +61 2 9767 2069
Email: rmorton@australand.com.au

Bev Booker
Company Secretary
Tel: +61 2 9767 2182
Email: bbooker@australand.com.au

82 - 4507

RECEIVED

2009 JAN 21 A 7:51

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

COMPLETION OF SALE OF THE ENTIRE STAKE IN MORIMOTO ASSET MANAGEMENT CO., LTD.

Further to its announcement made on 27 November 2008, CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand Japan Kabushiki Kaisha has today completed the sale of its entire 33.4% stake in Morimoto Asset Management Co., Ltd. ("MMAM").

Following the completion of the sale, MMAM has ceased to be an indirect associated company of CapitaLand.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
19 December 2008

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Dec-2008 17:23:15
Announcement No.	00043

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Announcement Title *	(1) Resignation of Deputy Chairman and Director; (2) Appointment of Deputy Chairman; and (3) Changes in the composition of Finance and Budget Committee, Investment Committee, Executive Resource and Compensation Committee and Nominating Committee
Description	The attached announcement and news release issued by CapitaLand Limited on the above matters are for information.
Attachments	CL.NewsRelease.resignation.appmt.231208.pdf CL.Annc.resignation.appmt.231208.pdf Total size = **140K** (2048K size limit recommended)

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CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

---

(1) RESIGNATION OF DEPUTY CHAIRMAN AND DIRECTOR
(2) APPOINTMENT OF DEPUTY CHAIRMAN
(3) CHANGES IN THE COMPOSITION OF FINANCE AND BUDGET COMMITTEE, INVESTMENT COMMITTEE, EXECUTIVE RESOURCE AND COMPENSATION COMMITTEE AND NOMINATING COMMITTEE

CapitaLand Limited (the "Company") wishes to announce the following changes with effect from 1 January 2009:

(1) The resignation of Mr Hsuan Owyang as (i) Deputy Chairman and Director, (ii) Chairman of Finance and Budget Committee, (iii) Deputy Chairman of Investment Committee, (iv) Member of Executive Resource and Compensation Committee, and (v) Member of Nominating Committee of the Company.

(2) The appointment of Mr Peter Seah Lim Huat as (i) Deputy Chairman, and (ii) Chairman of Finance and Budget Committee of the Company.

(3) The appointment of Professor Kenneth Stuart Courtis as (i) Member of Finance and Budget Committee, and (ii) Member of Investment Committee of the Company.

Mr Owyang has resigned as he intends to retire in California. Mr Owyang is 80 years old and has been Deputy Chairman of the Board since the inception of the Company on 20 November 2000. The Board wishes to express its deep appreciation to Mr Owyang for his immense contributions to the Company.

Following the above changes, the Board of Directors and the Board Committees of the Company will comprise the following:

Board of Directors

Dr Richard Hu Tsu Tau - Chairman
Mr Peter Seah Lim Huat – Deputy Chairman
Mr Liew Mun Leong - President & CEO
Mr Lim Chin Beng
Mr Jackson Peter Tai
Mr Richard Edward Hale
Dr Victor Fung Kwok King
Mr James Koh Cher Siang
Mrs Arfat Pannir Selvam
Professor Kenneth Stuart Courtis

Investment Committee

Dr Hu Tsu Tau (Chairman)
Mr Liew Mun Leong
Mr Jackson Peter Tai
Professor Kenneth Stuart Courtis
Mr Olivier Lim Tse Ghow

Audit Committee

Mr Richard Edward Hale (Chairman)
Mr James Koh Cher Siang
Mrs Arfat Pannir Selvam

Nominating Committee

Mr Lim Chin Beng (Chairman)
Mr Liew Mun Leong
Mr Peter Seah Lim Huat
Mrs Arfat Pannir Selvam

Executive Resource and Compensation Committee

Mr Lim Chin Beng (Chairman)
Mr Peter Seah Lim Huat

Finance and Budget Committee

Mr Peter Seah Lim Huat (Chairman)
Mr Liew Mun Leong
Mr Jackson Peter Tai
Professor Kenneth Stuart Courtis
Mr Olivier Lim Tse Ghow

Risk Committee

Mr James Koh Cher Siang (Chairman)
Mr Richard Edward Hale
Mrs Arfat Pannir Selvam

Corporate Disclosure Committee

Mr James Koh Cher Siang (Chairman)
Mr Liew Mun Leong
Mrs Arfat Pannir Selvam

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
23 December 2008

CapitaLand

For Immediate Release
23 December 2008

NEWS RELEASE

CapitaLand's Deputy Chairman Hsuan Owyang retires wef 1 January 2009
Peter Seah appointed as new Deputy Chairman

Singapore, 23 December 2008 – CapitaLand Limited ("CapitaLand") today announced the retirement of its Deputy Chairman, Mr Hsuan Owyang, with effect from 1 January 2009. Mr Owyang has been with the company since its inception eight years ago after the merger of two leading Singapore developers, Pidemco Land and DBS Land. Prior to the merger, he was the Chairman of DBS Land. Mr Owyang was appointed to the CapitaLand Board on 20 November 2000 to ensure the smooth and effective integration of the two companies post-merger and to continue to provide valuable guidance to the new CapitaLand team. CapitaLand has appointed Mr Peter Seah to replace Mr Owyang as Deputy Chairman; Mr Seah will also assume the chairmanship of the Board's Finance and Budget Committee.

Mr Owyang held a wide portfolio and served in various capacities in the CapitaLand group of companies. In his position as Board Member, he has helped guide the Group in transforming itself from a predominantly Singapore-centric developer to a multinational real estate company with an extensive international footprint. Today, CapitaLand Group's core businesses span more than 120 cities in over 20 countries, and are focused in real estate, hospitality and real estate financial services.

Dr Richard Hu, Chairman of CapitaLand, said: "On behalf of the Board, I thank Mr Owyang for his immense contributions to the Board of CapitaLand and to Singapore. In addition to the roles of Deputy Chairman and Director, he also held a number of key appointments as Chairman of Finance and Budget Committee, Deputy Chairman of Investment Committee, Member of Executive Resource and Compensation Committee and Member of Nominating Committee. He will be missed deeply and I hope he will continue to maintain his relationship with the company. We would like to wish him the best in his personal pursuits."

"I would also like to welcome Peter Seah as the new Deputy Chairman. Peter has been a Non-Executive Director since December 2001. He has extensive experience which includes being a banker for 33 years before retiring as Vice Chairman and CEO of the former Overseas Union Bank in 2001. Peter then took up the appointment of President and CEO of Singapore Technologies Pte Ltd until 2004."

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said: "On behalf of CapitaLand's management, I would like to express my deepest thanks and appreciation to Mr Owyang for his guidance and contributions to the company since its inception eight years ago. Mr Owyang's insight and knowledge of China has been especially valuable in guiding the Group's expansion across China. His vast experience in the financial sector, including twelve years as an investment advisor on Wall Street and directorships at Overseas Union Bank and Post Office Savings Bank, have been beneficial to the two CapitaLand real estate investment trusts which he chaired, namely CapitaMall Trust and CapitaRetail China Trust. The Group has benefited from Mr Owyang's vision and perspective, and gained much from his wide-ranging experience and wise counsel over the years. On behalf of CapitaLand's management, I would also like to welcome Peter Seah as our Deputy Chairman."

On his retirement, Mr Owyang said: "On a personal note, I wish to thank Dr Hu, my fellow Directors, Mun Leong and his management team, staff and shareholders for their support of the CapitaLand group of companies these past eight years. It has been a pleasure and a privilege to serve CapitaLand. I especially appreciate the quality, dedication and professionalism of the management and staff in the company. I have been contemplating retirement for some time and have decided to move to the United States to be with my family and to pursue other interests. I am glad that I will be ending my career with such a dynamic company. Looking ahead, the future for the company will be fraught with challenges in this environment. I am confident that Mun Leong and his management team will steer the Group through the present crisis to become an even better and stronger company."

Mr Owyang's career spans over 50 years in both the public and private sectors. His career portfolio includes chairmanships of the Cinematography Films Appeals Committee of the Ministry of Information and the Arts from 1985 to 1998, the Institute of Policy Studies since 1989, the East Asian Institute management board since 1997 and the N M Rothschild & Sons (Singapore) Limited and Ayala International Holdings Ltd since 2000. He had served on the Board of Housing Development Board (HDB) since 1977 and was appointed Chairman of the HDB Board in 1983 until his retirement in October 1998. Mr Owyang has been the Pro-Chancellor of the Nanyang Technological University since 1995.

Born in Guangzhou in 1928, China, Mr Owyang obtained his Bachelor of Science in Business Administration from the University of Dubuque in 1950 and Master of Business Administration from Harvard University in 1952. Other honours and awards conferred on him include the Distinguished Alumni Award from the Harvard Club of Singapore in 1987 and Singapore's Meritorious Service Medal in 1993.

Issued by: CapitaLand Limited (Co. Regn.: 198900036N)
Date: 23 December 2008

For more information, please contact:

Analyst	Media
Harold Woo	Basskaran Nair
SVP, Investor Relations	SVP, Corporate Marketing and Communications
Tel: +65 68233 210	Tel: +65 68233 554
Email: harold.woo@capitaland.com	Email: basskaran.nair@capitaland.com

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF CAPITALAND RETAIL LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that the issued and paid-up share capital of CapitaLand Retail Limited, a wholly-owned subsidiary of CapitaLand, has increased from S$550,000,000 (comprising 550,000,000 ordinary shares) to S$1,000,000,000 (comprising 1,000,000,000 ordinary shares).

The increase is by an allotment and issue of 450,000,000 new ordinary shares for cash at S$1 per share to CapitaLand. CRTL will use the proceeds to repay part of the existing shareholder loans from CapitaLand and its wholly-owned subsidiary, CapitaLand Treasury Limited, thus replacing these retired loans by share capital.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
24 December 2008

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	30-Dec-2008 08:08:30
Announcement No.	00004

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "Reply to query regarding trading activity"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CMT.reply.to.query.301208.pdf Total size = **56K** (2048K size limit recommended)

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Reply To Query Regarding Trading Activity
* Asterisks denote mandatory information

Name of Announcer *	CAPITAMALL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITAMALL TRUST ("CMT")
Announcement is submitted with respect to *	CAPITAMALL TRUST
Announcement is submitted by *	Kannan Malini
Designation *	Company Secretary, CapitaMall Trust Management Limited (as manager of CMT)
Date & Time of Broadcast	30-Dec-2008 07:02:11
Announcement No.	00001

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This reply is in response to a query by the Singapore Exchange on *	29-12-2008

Description *

CapitaMall Trust Management Limited (the "Manager"), as manager of CapitaMall Trust ("CMT"), refers to the query on 29 December 2008 from Singapore Exchange Securities Trading Limited (the "SGX-ST") regarding the substantial increase in the price of CMT's units on 29 December 2008 and wishes to respond as follows:

The Manager has not announced any new information to the market. The Manager is also not aware of any other possible explanation for the trading.

The Manager confirms that CMT is in compliance with the listing rules of SGX-ST, in particular, Rule 703 regarding disclosure of material information.

By Order of the Board
CapitaMall Trust Management Limited
(Company Registration No: 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
30 December 2008

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CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

COMPLETION OF SALE OF SHARES IN MING ZHU INVESTMENTS (BVI) LIMITED

Further to its announcement made on 21 November 2008, CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Ascott Holding (China) Limited has today completed the sale of its entire 100% stake in Ming Zhu Investments (BVI) Limited ("MZBVI").

Following the completion of the sale, MZBVI and its wholly-owned subsidiaries, Ming Zhu Investments (Hong Kong) Limited and Citadines Ming Zhu (Chongqing) Property Co., Ltd., have ceased to be subsidiaries of CapitaLand.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
30 December 2008

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	06-Jan-2009 18:37:14
Announcement No.	00095

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Announcement Title *	CapitaCommercial Trust - "CCT secures refinancing for S$580 million CMBS due March 2009"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued a news release on the above matter, as attached for information.
Attachments	CCT.NewsRelease.6Jan09.pdf Total size = **31K** (2048K size limit recommended)

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2009 JAN 21 A 7:57

NEWS RELEASE

For Immediate Release
6 January 2009

CCT Secures Refinancing for S$580 million CMBS Due March 2009

- **Increased Financial Flexibility with S$2.8 billion of Assets Unencumbered**
- **Aborts Plan to Redevelop Market Street Car Park**

Singapore, 6 January 2009 – CapitaCommercial Trust Management Limited, the Manager of CapitaCommercial Trust (CCT), is pleased to announce that HSBC Institutional Trust Services (Singapore) Limited, as trustee of CCT, has today entered into a facility agreement with DBS Bank Ltd, Standard Chartered Bank, United Overseas Bank Limited and The Bank of Tokyo-Mitsubishi UFJ, Ltd, for a secured three-year term loan of up to S$580 million for CCT. The term loan will be drawndown in March 2009 to refinance the borrowings under the S$580 million commercial mortgage-backed securities (CMBS).

The CMBS is secured by seven properties of CCT namely Capital Tower, 6 Battery Road, Robinson Point, Starhub Centre, Bugis Village, Golden Shoe Car Park and Market Street Car Park. However, the term loan will only be secured by a mortgage and other securities relating to Capital Tower. The all-in interest cost is well within the projections assumed in CCT's circular to unitholders dated 9 June 2008.

Ms. Lynette Leong, Chief Executive Officer of the Manager, said, "We have always adopted a proactive approach for our capital management strategy and we are pleased to secure the banks' commitment for the refinancing in advance of the debt maturing in March 2009. We believe that the banks' willingness to lend to CCT with security over just one asset, Capital Tower, is an affirmation of their confidence in the quality and value of CCT's portfolio as well as its blue-chip tenant base. As a result, out of CCT's portfolio of eleven properties, eight properties with a total asset value of S$2.8 billion will be free of any encumbrance. This will provide us with financial flexibility in managing our capital and balance sheet."

In addition, the Manager has decided to abort the redevelopment of Market Street Car Park into a Grade A office/commercial building. Although the Manager had stated in April 2008 that the decision on the planned redevelopment would be made only after mid-2009, the Manager after taking into consideration the uncertain market outlook, tight credit conditions, high redevelopment cost and significant size of the project, has decided to abort the project immediately.

Ms. Leong also said, "In line with our prudent approach to capital management and the need to conserve cash in such turbulent economic times, we decided not to proceed with plans to redevelop Market Street Car Park. This decision provides certainty to our investors in removing any overhang in capital requirement. It will also give assurance and security of tenure to our car park users as well as retail tenants. CCT can move on to enter into longer term leases and adopt longer term plans through repositioning the retail tenant mix and other promotional events or activities to inject vibrancy to the area."

"Furthermore, notwithstanding the current volatile market conditions, CCT's portfolio continually experiences high occupancies and also evidence of positive rental growth over existing contracted rents (for expiring leases) given that the portfolio's average monthly gross rental is only S$7.20 per square foot as at end-September 2008. As at the same date, 74% of the forecast gross rental income for 2009 have already been locked in with committed leases, and we are continuing to secure additional lease commitments through proactive lease renewals and marketing to new tenants," adds Ms. Leong.

– END –

About CapitaCommercial Trust (www.cct.com.sg)

CapitaCommercial Trust is Singapore's first listed commercial REIT with a market capitalisation of S$1.4 billion based on the closing price of S$0.98 per unit on 5 January 2009. CCT aims to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. The total asset size of CCT is S$7.0 billion as at 30 September 2008, comprising a portfolio of 11 prime properties in Singapore, as well as investments in Malaysia. The properties in Singapore are Capital Tower, 6 Battery Road, 1 George Street, HSBC Building, Raffles City (60% interest through RCS Trust), Starhub Centre,

Robinson Point, Bugis Village, Golden Shoe Car Park, Market Street Car Park and Wilkie Edge. In addition, CCT is a substantial unitholder of Quill Capita Trust with 30% unitholdings and has taken a 7.4% stake in the Malaysia Commercial Development Fund Pte. Ltd. (MCDF). Quill Capita Trust is a commercial REIT listed on Bursa Malaysia Securities Berhad, with a portfolio of ten commercial properties in Kuala Lumpur, Cyberjaya and Penang. MCDF is CapitaLand's first and largest Malaysia private real estate fund with a focus on real estate development properties primarily in Kuala Lumpur and the Klang Valley, Malaysia.

CCT is managed by an external manager, CapitaCommercial Trust Management Limited, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest real estate companies in Southeast Asia by market capitalisation.

Issued by CapitaCommercial Trust Management Limited

(Company registration no. 200309059W)

Contact

Ho Mei Peng
Head, Investor Relations & Communications
DID: (65) 6826 5586
Mobile: (65) 9668 8290
Email: ho.meipeng@capitaland.com

Important Notice

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	07-Jan-2009 17:39:06
Announcement No.	00066

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Announcement Title *	Clarification on media and analyst queries
Description	In response to various media and analyst queries that CapitaLand is planning a rights issue, CapitaLand wishes to state that we will not comment on such market rumour or speculation. CapitaLand regularly receives and reviews various proposals of a business, financing or other nature. It is CapitaLand's disclosure policy to make the appropriate announcements if and when required, in accordance with the SGX-ST Listing Rules.
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CapitaLand

For Immediate Release
14 January 2009

NEWS RELEASE

CapitaLand reduces electricity and water consumption

Utility costs of S$1.5 million avoided through green initiatives

Singapore, 14 January 2009 – CapitaLand's Group-wide initiatives to Reduce, Reuse and Recycle have paid off. In the first 11 months of 2008, the Group reduced electricity and water consumption in 23 retail malls, office buildings and serviced residences in Singapore[1] by 4% and 5% respectively compared to the same period in 2007, after adjustments for human traffic and occupancy rate. This is equivalent to about S$1.5 million based on current utility costs. The electricity saved can power 12,500 five-room HDB flats for one month while the water saved can fill 24 Olympic-sized swimming pools.

As part of CapitaLand's ISO 14000 certification for its group-wide Environmental Management System (EMS), the Group set targets to reduce electricity and water consumption for the properties it manages. For 2008, the target was to reduce consumption by 2% compared to 2007, which has been achieved. For this year, CapitaLand has raised the bar, targeting to reduce electricity and water consumption in about 150 Singapore and overseas properties by 3% and avoiding between S$3 million and S$4 million in utility costs[2].

Last year, CapitaLand extended ISO 14000 certification for its EMS to the Group's operations overseas. The EMS was first established in Singapore to ensure that environmental practices are implemented consistently across the Group for development and management of properties. ISO 14000 certification was obtained for Singapore in 2007, and for China and Vietnam in 2008. This makes the certification one of the most comprehensive for any Singapore real estate company.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said: "Going green is a natural extension of CapitaLand's credo of "Building People". Creating an environmentally-aware mindset throughout the company and implementing various green initiatives to reduce, reuse and recycle have enabled us to surpass our 2008 targets. Many of CapitaLand's properties already have green ratings and are energy and water-efficient. It is thus significant that we are still able to further reduce consumption."

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[1] Excludes properties undergoing asset enhancements.
[2] Cost avoided varies by utility costs and foreign exchange rates.

How We Reduced Electricity and Water Consumption

CapitaLand adopts a holistic approach to managing its environmental footprint, covering the development and management of CapitaLand projects and properties as well as its own office operations. For example, the electricity and water usage, and waste generation of all CapitaLand properties are monitored through an online CapitaLand Environmental Tracking System. The system currently tracks about 150 of the Group's properties in 60 cities worldwide.

To reduce electricity and water usage in its properties, CapitaLand carries out regular maintenance and periodic upgrading of facilities to ensure efficient operations and to minimise electricity or water wastage. The Group also implements conservation measures such as using motion sensors for travellators, escalators, lights and taps, shutting down some lifts after office hours and using water saving devices such as thimbles in taps.

Issued by: CapitaLand Limited (Co. Regn.: 198900036N)
Date: 14 January 2009

For more information, please contact:

Analyst
Harold Woo
SVP, Investor Relations
Tel: +65 68233 210
Email: harold.woo@capitaland.com

Media
Sonia Meyer
Corporate Communications
Tel: +65 68233 510
Email: sonia.meyer@capitaland.com

END